December 20, 2013

Mr. Michael Volley
Staff Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Mr. Volley:

Enclosed are Farmers & Merchants Bancorp’s responses to your SEC Comment letter issued December 11, 2013, File No. 000-26099.

Comment #1

Form 10-K for the Fiscal Year Ended December 31, 2012
Notes to Consolidated Financial Statements

Note 1. Significant Accounting Polices - Loans, page 68

1. We note your disclosure on page 47 that certain TDRs are no longer classified as a TDR since they were restructured at a market rate in a prior calendar year and are currently in compliance with their modified terms and your disclosure on page 68 that “loans that are reported as TDRs are considered impaired.” Please tell us whether you measure credit impairment on all TDRs, not just those currently classified as TDRs, using the guidance in ASC 310-10. If you do measure impairment on all TDRs using this guidance please revise future filings to more clearly describe your policies. If you do not, please tell us why and tell us the impact on your financial statements at December 31, 2012 and September 30, 2013 if you measured credit impairment for these loans using this guidance.

Response #1

When a loan is no longer classified as a TDR, they are individually reviewed each quarter for impairment.  If these loans are no longer considered "classified" or are smaller balance homogeneous loans, we measure the credit loss using the guidance in ASC 450-20.  The guidance in ASC 310-35-13 permits the smaller balance homogeneous loans to be evaluated using ASC 450-20.  If we had measured impairment using ASC 310-10 on the larger commercial loans the required allowance for credit losses at both December 31, 2012 and September 30, 2013 could have been reduced by approximately $375,000 an immaterial amount when compared to our total allowance of over $34 million. In future filings, beginning with the Company's 2013 Form 10-K, we will more clearly describe our policies in this area.

Comment #2

Note 5. Allowance for Loan Losses, page 77

2. As a related matter, please tell us if the allowance for loan loss and recorded investment for all TDRs, not just those currently classified as TDRs, is included in the “loans individually evaluated for impairment” line item in the ASC 310-10-50-11B(g) and (h) disclosures on page 77. If so, please revise future filings to include a footnote explaining that. If not, please tell us how you determined the disclosure complies with the referenced guidance.

Response #2

In previous years we have been including those loans no longer classified as TDRs in the “loans collectively evaluated for impairment” line item if they were no longer considered "classified" or were smaller balance homogeneous loans.  In future filings, beginning with the Company’s 2013 Form 10-K, we will include the TDRs for non-homogeneous loans in the “loans individually evaluated for impairment” line item in the ASC 310-10-50-11B(g) and (h) disclosures on page 77.

Comment #3

Note 17. Fair Value Measurements, page 88

3. Please revise future filings to provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of your nonrecurring measurements categorized within level 3. Refer to ASC 820-10-50-2-bbb for guidance and ASC 820-10-55-103 for example disclosure.

Response #3

In future filings, beginning with the Company’s 2013 Form 10-K, we will provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of our nonrecurring measurements categorized within level 3 in accordance with ASC 820-10-50-2-bbb and ASC 820-10-55-103.

Comment #4

Form 8-K filed October 7, 2013

Item 5.02

4. The 8-K indicates that Ms. Steele’s resignation was “announced” on October 4, 2013. Item 5.02(b) of Form 8-K requires that registrants inform their investors that an executive officer is departing within four days after the company receives notice of the officer’s decision to resign. Please provide us with your factual and legal analysis that Farmers and Merchants only became aware of Ms. Steele’s determination to resign on October 4, 2013. Please refer to Item 5.02(b) of Form FY 2013 8-K. Please also refer to Compliance and Disclosure Interpretation 117.01 for more guidance.

Response #4

We received a letter from Ms. Steele, via facsimile transmission, dated October 4, 2013 announcing her intent to “sever her employment with Farmers as of today’s date”.  Based upon this, the filing of the 8-K was timely.

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In connection with responding to your comments we acknowledge that Farmers and Merchants Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are additional questions, please contact me at 209-367-2411.

Sincerely,

/s/ Stephen W. Haley

Stephen W. Haley
Executive Vice President and Chief Financial Officer